Exhibit 99.1

Fort Technology Inc. to Commence Trading on Nasdaq Under Ticker FRTT Today

Toronto, Ontario, June 08, 2026 (GLOBE NEWSWIRE) -- Fort Technology Inc. (Nasdaq: FRTT, TSXV:FORT) (“Fort” or the “Company”) is pleased to announce that its common shares will commence trading on the Nasdaq Capital Market at the U.S. market open today, Monday, June 8, 2026, under the ticker symbol FRTT.

The Nasdaq listing is expected to enhance the Company’s visibility among U.S. investors, improve trading liquidity and broaden access to the U.S. capital markets.

The Company will maintain its listing on the TSX Venture Exchange where its common shares will continue to trade under the existing symbol FORT. No action is required by shareholders in connection with the Nasdaq listing.

About the Company

Fort Technology Inc. operates a business as an established manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industries. Fort Technology Inc.’s material subsidiary, Fort Products Limited, has operated in the pest control industry since its incorporation in 2005 and has accumulated nearly 20 years of technical experience.

For further information, please contact: Gabi Kabazo

Chief Executive Officer

Fort Technology Inc.

Telephone: (604) 833-6820

Email: ir@impactacquisitions.net

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Fort intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be about future events, including the anticipated commencement of trading of the Company’s common shares on the Nasdaq Capital Market, the expected timing thereof, the Company’s continued listing on the TSX Venture Exchange, and the anticipated benefits of the Nasdaq listing, including increased visibility among investors, enhanced liquidity and expanded access to capital markets and statements regarding Fort’s intentions, objectives, plans, expectations, assumptions and beliefs about future events, including Fort’s expectations with respect to the financial and operating performance of its business, its capital position, and future growth. The words “anticipate”, “believe”, “expect”, “project”, “predict”, “will”, “forecast”, “estimate”, “likely”, “intend”, “outlook”, “should”, “could”, “may”, “target”, “plan” and other similar expressions can generally be used to identify forward-looking statements. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement of Form 20-F (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026 or the Company’s publicly filed documents which are available on SEDAR+ at www.sedarplus.com. All forward-looking statements contained in this press release speak only as of the date on which they were made. Fort undertakes no obligation to update such statements to reflect changes in assumptions or changes in events that occur or circumstances that exist after the date on which they were made other than as required by applicable laws, rules and regulations.